UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of
1934

XTRA Corporation
(Name of Issuer)

Common Stock, $0.50 par value
(Title of Class of Securities)

984-130-10-7
(CUSIP Number)


Laurel FitzPatrick
Tiger Management L.L.C..
101 Park Avenue
New York, NY  10178
212-984-2500
(Name, Address and Telephone Number
of Person Authorized to Receive
Notices and Communications)

June 6, 1997
(Date of Event which Required
Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of Rule 13d1(b)(3) or (4), check the following box [X].

Check the following box if a fee is being paid with this statement [ ].

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

Cusip Number: 984-138-10-7

Item 1.  Tiger Management L.L.C.
Item 2  Check the Appropriate Box if a
Member of a Group: (a)(b)x
Item 4.  OO
Item 6.  Delaware
Item 7.  3,143,500
Item 8.  -0-
Item 9.  3,143,500
Item 10. -0-
Item 11. 3,143,500
Item 13. 20.6%
Item 14.  IA

Cusip Number:  984-138-10-7
Item 1.  Tiger Performance L.L.C.
Item 2.  Check the Appropriate Box if
a Member of a Group: (a)(b)x
Item 4.  OO
Item 6.  Delaware
Item 7.  1,861,300
Item 8.  -0-
Item 9.  1,861,300
Item 10. -0-
Item 11. 1,861,300
Item 13. 12.2%
Item 14.  IA

Cusip Number:  984-138-10-7
Item 1.  Panther Management Company,
L.P.
Item 2.  Check the Appropriate Box if
a Member of a Group: (a)(b)x
Item 4.  OO
Item 6.  Delaware
Item 7.  336,600
Item 8.  -0-
Item 9.  336,600
Item 10. -0-
Item 11. 336,600
Item 13. 2.2%
Item 14. IA PN


Cusip Number:  984-138-10-7


Item 1.  Panther Management
Corporation
Item 2.  Check the Appropriate Box if
a Member of a Group: (a)(b)x
Item 4.  OO
Item 6.  Delaware
Item 7.  336,600
Item 8.  -0-
Item 9.  336,600
Item 10. -0-
Item 11. 336,600
Item 13. 2.2%
Item 14. IA CO

Cusip Number:  984-138-10-7

Item 1.  Tiger Management Corporation
Item 2.  Check the Appropriate Box if
a Member of a Group: (a)(b)x
Item 4.  OO
Item 6.  Delaware
Item 7.  5,004,800
Item 8.  -0-
Item 9.  5,004,800
Item 10. -0-
Item 11. 5,004,800
Item 13. 32.8%
Item 14. HC, CO

This Amendment No. 4 of Schedule 13D
(the "Schedule 13D")is being filed on
behalf of Tiger Management
Corporation("TMC"), a Delaware
corporation; Tiger Management L.L.C.
("TMLLC"), a Delaware limited
liability company; Tiger Performance
L.L.C. ("TPLLC"), a Delaware limited
liability company; Panther Management
Company, L.P. ("PMCLP"), a Delaware
limited partnership and Panther
Management Corporation, a Delaware
corporation, relating to the Common
Stock, par value $0.50 per share, of
XTRA Corporation. This Schedule 13D
restates, amends and supersedes the
statements on Schedules 13G and 13D
previously filed by TMC, PMCLP and PMC
and the statement on Schedule 13D
previously filed by Tiger, a New York
limited partnership of which TPLLC is
the general partner ("Tiger"). TMLLC
and TPLLC succeeded to the investment
management business of TMC on April 1,
1996.  In this Schedule 13D, TMC,
TMLLC, TPLLC, PMCLP and PMC are
collectively referred to as the
"Filing Persons."

Item 1.  Security and Issuer

This Schedule 13D relates to the
Common Stock, $0.50 par value per
share (the "Common Stock"), of XTRA
Corporation, a Delaware corporation
(the "Company"), which has its
principal executive offices at 60
State Street, Boston MA 02109.

Item 2.  Identity and Background.

TMLLC and TPLLC, each Delaware Limited
Liability Companies, are principally
engaged in acting as the investment
advisor and/or general partner for
various investment entities and
accounts.  TMLLC and TPLLC are each
registered investment advisors.  TMC,
a Delaware corporation, is the senior
managing member of and controls TPLLC
and TMLLC.  Julian H. Robertson, Jr.
is the Chairman, Chief Executive
Office and sole shareholder of TMC.
The other managing members of TPLLC
and TMLLC are Michael D. Bills, W.
Gillespie Caffray, Robert E. Fink, O.
Andreas Halvorsen and Chris W.
Shumway. The business address of TMC,
TMLLC, TPLLC and Messrs. Robertson,
Bills, Caffray, Fink, Halvorsen and
Shumway is 101 Park Avenue, New York,
NY 10178. The shares of Common Stock
acquired by the reporting persons were
acquired on behalf of investment funds
(the "Investment Entities") for which
the reporting persons act as
investment advisor or general partner.

PMC, a Delaware corporation, is
principally engaged in acting as the
sole general partner of PMCLP. Julian
H. Robertson, Jr. is the chairman, a
director and the sole shareholder of
PMC.  Messrs. Robertson, Bills,
Caffray, Fink, Halvorsen and Shumway
comprise the Management Committee of
PMCLP. PMCLP is principally engaged in
acting as the sole general partner of
Panther Partners, L.P., a Delaware
limited partnership ("Panther"). The
business address of both PMC and PMCLP
is 101 Park Avenue, New York, NY
10178.

None of the persons in response to
this Item has, during the last five
years, been convicted in a criminal
proceeding (excluding traffic
violations or similar misdemeanors),
nor during the last five years been a
party to a civil proceeding and as a
result was or is subject to a
judgment, decree, or final order of
the type described in the instructions
to Item 2(e) of Schedule 13D. Messrs.
Robertson, Bills, Caffray, Fink and
Shumway are United States citizens.
Mr. Halvorsen is a Norwegian citizen.

Item 3.  Source and Amount of Funds or
Other Consideration.

The total aggregate amount of funds
used to acquire the shares of Common
Stock described in Item 5 was
approximately $230,800,000 for the
shares beneficially owned by TMC and
approximately $14,460,000 for the
shares beneficially owned by PMC.  The
source of the funds was the Investment
Entities.  See also Item 6.

Item 4.  Purpose of Transaction.

As part of their ongoing review of
their investment in the shares of
Common Stock, the Filing Persons are
currently exploring and may explore
from time to time in the future a
variety of alternatives designed to
enhance shareholder value. The
alternatives include, without
limitation, an extraordinary
corporation transaction, such as a
merger or sale of the company. There
is no assurance that the Filing
Persons will develop any plans or
proposals with respect to any of the
foregoing matters. Any alternatives
which the Filing Persons may pursue
will depend upon a variety of factors,
including, without limitation, current
and anticipated future trading prices
for the Common Stock, the financial
condition, results of operations and
prospects of the Company and general
economic, financial market and
industry conditions.  Depending upon
the foregoing factors, the Filing
Persons may also sell all or part of
the shares of Common Stock, or buy
additional shares, in open market or
privately negotiated transactions.
The Filing Persons have held
discussions from time to time with the
Company's management regarding the
Company and means of enhancing
shareholder value.  The Filing Persons
anticipate that they will continue to
have these discussions with the
Company's management in the future. On
January 11, 1995, TMC issued a press
release, a copy of which is attached
as Exhibit B hereto and is
incorporated herein by reference.
The Filing Persons are exploring a
variety of alternatives which may
affect the structure and/or
composition of the Company's Board of
Directors, including the possibility
of the filing Persons obtaining
representation on the Company's Board
of Directors.  On June 6, 1997, the
Filing Persons initiated discussions
with the Company on this topic.
Except as set forth above, the Filing
Persons have no plans or proposals
with respect to any of the matters set
forth in paragraphs (a) through (j) of

Item 4 of Schedule 13D.

Item 5.  Interest in Securities of the
Issuer. (a) As a result of the
purchases described under Item 5(c) of
previous filings, each person or
entity named in Item 2, is the
beneficial owner of shares of Common
Stock as set forth in the table below:

                 Number of      % of
Name             Shares         Share
                                O/S
TMC              5,004,800(1)   2.8%
TMLLC            3,143,500(2)   0.6%
TPLLC            1,861,300(2)   2.2%
PMC              336,600        2.2%
PMCLP            336,600(4)     2.2%
Julian H. Robertson, Jr.23,500   0.2%
Michael D. Bills       --        --
W. Gillespie Caffray   --
Robert E. Fink         --        --
O. Andreas Halvorsen   --
Chris W. Shumway       --        --



(1) Does not include shares beneficially owned by PMC or PMCLP.
(2) Included in the number of shares
beneficial owned by TMC.
(3) Included in the number of shares owned by TPLLC.
(4) Included in the number of shares
beneficially owned by PMC.

The percentages are based upon shares
outstanding on the date hereof which is less than the number of shares outstanding at the time of the preceding filing.

(b) TMC has sole power to vote, direct the voting, dispose and direct the disposition of the shares beneficially owned by TMLLC and TPLLC including shares held by Tiger and Jaguar (defined below). PMC has sole voting and sole investment power with respect to shares beneficially owned by PMCLP. Mr.
Robertson, as controlling person of each of the Filing Persons may, under SEC rules, be deemed to beneficially own all the shares reported hereunder. In addition, Mr.
Robertson separately owns 0.2% of the Common
Stock as previously reported under Section
16 (a). Except to the extent he is deemed to beneficially own the shares under SEC precedent, Mr. Robertson disclaims beneficial ownership.

(c) None.

(d)  The Investment Entities have the right
to receive dividends from, or proceeds from the sale of the shares of the Common Stock owned by them. Two of the Investment
Entities, The Jaguar Fund, N.V., a
Netherland Antilles corporation advised by
TMLLC ("Jaguar") and Tiger, a New York
partnership, whose general partner is TPLLC each hold more than 5 percent of the class.

(e) Not applicable.

Item 6.  Contracts, Arrangements,
Understanding or Relationships with Respect to Securities of the Issuer.

In the ordinary course of their respective operations, the Investment Entities may enter into margin loan transactions with brokers. Such loans are secured by securities owned by the applicable
Investment Entity, and could include shares of Common Stock. Except as described above, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Filing Persons and the other individuals named in Item 2 hereof or the Investment Entities and between such persons and any other person with respect to any securities of the Company, including but not limited to transfer or voting of any of such securities, finder's fees, joint ventures, loan or option arrangements, put or calls, guarantees or profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.  Material to Be filed as Exhibits A.
Joint Filing Agreement B.
Press Release, dated January 11, 1995.

June 12, 1997.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

TIGER MANAGEMENT CORPORATION

/s/ Nolan Altman, Chief Financial Officer
TIGER MANAGEMENT L.L.C.
/s/  Nolan Altman, Chief Financial Officer

TIGER PERFORMANCE L.L.C.
/s/  Nolan Altman, Chief Financial Officer


PANTHER MANAGEMENT COMPANY, L.P.
By:  Panther Management Corporation, its
General Partner
/s/  Nolan Altman, Chief Financial
Officer
PANTHER MANAGEMENT CORPORATION

/s/  Nolan Altman, Chief Financial

Officer JULIAN H. ROBERTSON, JR.

By:  /s/  Nolan Altman
Under Power of Attorney dated
1/27/95
On File with Schedule 13G for
Kohl's Corp. 2/7/95

AGREEMENT

The undersigned agree that this Schedule 13D dated June 12, 1997 relating to shares of common stock of XTRA Corporation shall be filed on behalf of the undersigned.


TIGER MANAGEMENT CORPORATION

/s/ Nolan Altman, Chief Financial
Officer

TIGER MANAGEMENT L.L.C.

/s/  Nolan Altman, Chief Financial

Officer TIGER PERFORMANCE L.L.C.

/s/  Nolan Altman,
Chief Financial Officer

PANTHER MANAGEMENT COMPANY, L.P.
By:  Panther Management Corporation,
its General Partner /s/  Nolan Altman,
Chief Financial Officer

PANTHER MANAGEMENT CORPORATION

/s/  Nolan Altman, Chief Financial
Officer

JULIAN H. ROBERTSON, JR.
By:  /s/  Nolan Altman
Under Power of Attorney dated
1/27/95
On File with Schedule 13G for
Kohl's Corp. 2/7/95

January 11, 1995

Contact:  Fraser P. Seitel (212
6134073) FOR IMMEDIATE RELEASE
TIGER MANAGEMENT FILES 13D
WITH RESPECT TO XTRA CORPORATION

NEW YORK, NY, Jan. 11 -- Tiger Management

Corporation (TMC) announced today that it

is filing a Schedule 13D with respect to

XTRA Corporation. TMC, which beneficially

owns approximately 25% of the outstanding

common shares of XTRA, said in its filing

that it intends to explore ways of

maximizing value for all XTRA

shareholders. "We have the highest for

the management of XTRA.  They have done

an outstanding job for the company," said

John Griffin, president of TMC. "We have

discussed with management the need for

this filing, which will permit

discussions of a possible sale of the

company. Both XTRA management and TMC

believe the company is worth

substantially more than its current

market price," Mr. Griffin said.